UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANAURY, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X] FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: January 28, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                           FOR THE THREE MONTHS ENDED

                                NOVEMBER 30, 2004

                      (Unaudited - Prepared by Management)



--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Halo Resources Ltd. for the three months ended November 30, 2004, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                   NOVEMBER 30,      August 31,
                                                       2004            2004
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                     65,010         329,065
Amounts receivable                                       25,668          12,610
                                                   ------------    ------------
                                                         90,678         341,675

RESOURCE INTERESTS (Note 3)                             195,722          75,906

DEFERRED SHARE ISSUE COSTS                               32,500               -
                                                   ------------    ------------
                                                        318,900         417,581
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 83,557          62,965
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                               20,914,102      20,914,102

CONTRIBUTED SURPLUS                                     313,707         179,611

DEFICIT                                             (20,992,466)    (20,739,097)
                                                   ------------    ------------
                                                        235,343         354,616
                                                   ------------    ------------
                                                        318,900         417,581
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)



APPROVED BY THE BOARD

/s/ NICK DEMARE     , Director
-------------------

/s/ WILLIAM LEE     , Director
-------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (Unaudited - Prepared by Management)




                                                       2004            2003
                                                         $               $
REVENUES

Oil and gas sales                                             -          19,200
Interest and other                                          443              20
                                                   ------------    ------------
                                                            443          19,220
                                                   ------------    ------------
EXPENSES

Production                                                    -           6,040
Depreciation, depletion and impairment                        -           3,480
General and administrative                              119,716          20,573
Stock-based compensation                                134,096               -
                                                   ------------    ------------
                                                        253,812          30,093
                                                   ------------    ------------
LOSS BEFORE THE FOLLOWING                              (253,369)        (10,873)

INTEREST EXPENSE                                              -         (14,525)

UNREALIZED FOREIGN EXCHANGE GAIN                              -          16,490
                                                   ------------    ------------
NET LOSS FOR THE PERIOD                                (253,369)         (8,908)

DEFICIT - BEGINNING OF PERIOD                       (20,739,097)    (20,482,075)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                             (20,992,466)    (20,490,983)
                                                   ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.03)         $(0.00)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                         9,443,859       2,926,859
                                                   ============    ============






         The accompanying notes are d an integral part of these interim consolidated financial statements.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (Unaudited - Prepared by Management)




                                                       2004            2003
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (253,369)         (8,908)
Items not involving cash
    Depreciation, depletion and impairment                    -           3,480
    Stock-based compensation                            134,096
    Interest expense                                          -          14,525
    Effect of unrealized foreign exchange gain                -         (16,490)
Increase in amounts receivable                          (13,058)        (14,255)
Increase in accounts payable and
    accrued liabilities                                  20,592          18,070
                                                   ------------    ------------
                                                       (111,739)         (3,578)
                                                   ------------    ------------
FINANCING ACTIVITIES

Deferred share issue cost                               (32,500)              -
Advances received                                             -           6,000
                                                   ------------    ------------
                                                        (32,500)          6,000
                                                   ------------    ------------
INVESTING ACTIVITY

Additions to resource interests                        (119,816)            (74)
                                                   ------------    ------------
INCREASE (DECREASE) IN CASH                            (264,055)          2,348

CASH - BEGINNING OF PERIOD                              329,065           9,805
                                                   ------------    ------------
CASH - END OF PERIOD                                     65,010          12,153
                                                   ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                         -               -
                                                   ============    ============
Income taxes paid in cash                                     -               -
                                                   ============    ============





          The accompanying notes are an integral part of these interim consolidated financial statements.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)


1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which was most recently engaged in the acquisition, exploration and development of crude oil and natural gas interests in the United States. Effective March 1, 2004, the Company sold its remaining oil and natural gas interest. On July 5, 2004, the Company entered into an agreement to acquire an unproven mineral interest. On November 12, 2004, the Company entered into a further option agreement to acquire additional unproven mineral interests. See also Note 3.

         The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         As at November  30,  2004,  the Company had working  capital of $7,121.
         Subsequent to November 30, 2004, the Company completed equity financings to raise gross proceeds of $6.6 million, as described in
         Note 7. The Company considers that it has adequate financial resources to maintain its core operations for the next fiscal year.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       UNPROVEN MINERAL INTERESTS

                                                        ACQUISITION COSTS
                                                   ----------------------------
                                                   NOVEMBER 30,      AUGUST 31,
                                                       2004            2004
                                                         $               $

         Duport Property                                188,867          75,906
         Bachelor Lake Property                           6,855               -
                                                   ------------    ------------
                                                        195,722          75,906
                                                   ============    ============

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)


3.       RESOURCE INTERESTS (continued)

         (a)      Duport Property, Ontario

                  On July 5, 2004, the Company, The Sheridan Platinum Group Ltd., and Pat Sheridan entered into a letter agreement whereby the Company agreed to acquire a 100% interest in 100 mineral claims (the "Duport Property") over an area of approximately 4,578 acres, located near Kenora, Ontario. Under the terms of the agreement, the Company has the right to acquire the Duport Property by paying $250,000 cash and issuing one million common shares and $8 million in preferred shares of the Company.

                  The preferred shares will have a term of five years and have an annual dividend requirement of $50,000 in years one and two and at 4% thereafter, are non-voting, non-convertible and can be redeemed by the Company. In order to redeem the preferred shares, the Company may at any time on or before the end of the term of the preferred shares:

                  (i)      make a cash  payment  of $8  million  plus a $400,000
                           bonus,   together   with  any   accrued   and  unpaid
                           dividends; or

                  (ii) provided the dividends payable pursuant to the terms of the preferred shares have been paid to date, the Company may return the Duport Property to the Vendors.

                  If the preferred shares have not been redeemed the Company will retract the preferred shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company, at a price of $0.95 per share. The Company must decide within three years from closing of the agreement whether the Retraction Amount will be paid in cash or shares.

                  The Company has also agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a portion of the NSR.

                  Completion  of the  acquisition  of  the  Duport  Property  is
                  subject  to  execution  of  a  formal   agreement   and  final
                  regulatory approval.

         (b)      Bachelor Lake Property, Quebec

                  On November 12, 2004, the Company entered into an option agreement, with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden assigned to the Company, Wolfden's option to earn a 50% undivided interest in two mining concessions and 51 mineral claims (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. The Company can acquire Wolfden's option by paying, on closing, $1.25 million, issuing 800,000 units, with each unit comprising one common share and one-half warrant. Each whole warrant will entitle Wolfden to acquire an additional common share at a price of $1.50 for a period of two years. The Company will also assume the balance of Wolfden's remaining $1.4 million of expenditure commitments under Wolfden's underlying option agreement with the vendor. Upon earning the 50% option interest, the Company will issue a further 400,000

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)


3.       RESOURCE INTERESTS (continued)

                  common shares to Wolfden. If project financing is arranged and the Bachelor Lake Property achieves commercial production, the Company will pay to Wolfden a further $250,000, issue 250,000 common shares upon 50,000 ounces of gold or gold equivalent has been produced and a 0.5% NSR.

                  A director of the Company is also a director and officer of Wolfden.

                  Closing of the acquisition of the Bachelor Lake Property is subject to completion of due diligence, execution of a formal agreement and final regulatory approval.


4.       SHARE CAPITAL


         Authorized - unlimited common shares without par value
                    - unlimited preferred shares

         Issued and outstanding - common shares
                                                      NUMBER            $

         Balance, beginning and end of period         9,443,859      20,914,102
                                                   ============    ============


         (a) A summary of the Company's stock options at November 30, 2004 and the changes for the three months ended November 30, 2004 is presented below:

                                                                     WEIGHTED
                                                       NUMBER         AVERAGE
                                                    OF OPTIONS    EXERCISE PRICE
                                                                         $

                  Balance, beginning of period          810,000        0.61
                  Granted                               200,000        0.74
                  Cancelled/expired                    (150,000)       0.60
                                                   ------------
                  Balance, end of period                860,000        0.64
                                                   ============

                  The following table summarizes information about the stock options outstanding and exercisable at November 30, 2004:

                                                  EXERCISE
                     NUMBER           NUMBER       PRICE      EXPIRY DATE
                  OUTSTANDING      EXERCISABLE       $

                    600,000          300,000        0.60      May 31, 2007
                     60,000           60,000        0.75      July 22, 2007
                    150,000          150,000        0.70      September 27, 2007
                     50,000           50,000        0.85      October 18, 2007
                  ---------       ----------
                    860,000          560,000
                  =========       ==========

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)


4.       SHARE CAPITAL (continued)

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the periods:


                        Risk-free interest rate            2.28% - 2.92%
                        Estimated volatility              77.37% - 105%
                        Expected life                        1.5 years
                        Expected dividend yield                  0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.43 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (b) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at November 30, 2004 and the changes for the three months ended November 30, 2004 is as follows:

                                                                       NUMBER

                  Balance, beginning and end of period                5,647,000
                                                                   ============

                  Common shares reserved pursuant to warrants outstanding at November 30, 2004, are as follows:


                    NUMBER       EXERCISE PRICE    EXPIRY DATE
                                       $

                  2,965,000       0.20 / 0.25      March 4, 2005 / March 4, 2006
                  2,682,000           0.40         April 15, 2006
                  ---------
                  5,647,000
                  =========

         (c)      See also Notes 3 and 7.


5.       RELATED PARTY TRANSACTIONS

         (a) During the three months ended November 30, 2004 , the Company was charged $19,300 (2003 - $19,038) for management, professional, accounting and administrative services provided by a company controlled by an officer of the Company. As at November 30, 2004, accounts payable and accrued liabilities include $11,093 due to these related parties.

         (b) Other related party transactions are disclosed elsewhere in these consolidated financial statements.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)


6.       SEGMENTED INFORMATION

         During the 2004 fiscal year, the Company's principal activities were the development of petroleum properties in the United States and the acquisition of unproven mineral interests in Canada. As at November 30, 2004, the Company had only recorded deferred costs relating to its agreements on unproven mineral interests. The unproven mineral interest and the Company's corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                              AS AT NOVEMBER 30, 2004
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Canada - mineral operations    195,722               -               -
         Canada - corporate             123,178             443        (253,369)
                                   ------------    ------------    ------------
                                        318,900             443        (253,369)
                                   ============    ============    ============

                                              AS AT AUGUST 31, 2004
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES      INCOME (LOSS)
                                         $               $               $
         United States
                - petroleum operations        -          81,347         169,728
         Canada - mineral operations     75,906               -               -
         Canada - corporate             341,675             695        (426,750)
                                   ------------    ------------    ------------
                                        417,581          82,042        (257,022)
                                   ============    ============    ============


7.       SUBSEQUENT EVENTS

         (a) On December 24, 2004, the Company completed a brokered private placement of: (i) 4,342,951 flow-through units (the "FT Units") at a price of $0.95 per FT Unit; and (ii) 2,673,530 units (the "Non FT Units") at a price of $0.85 per Non FT Unit, for total gross proceeds of $6,398,304. Each FT Unit consisted of one common share and one-half share purchase warrant (the "FT Warrant"). Each full FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before December 23, 2005 and, thereafter, at a price of $1.50 on or before December 23, 2006. Each Non FT Unit consists of one common share and one share purchase warrant (the "Non FT Warrant"). Each full Non FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.10 on or before December 23, 2005 and, thereafter, at a price of $1.35 on or before December 23, 2006.

                  The Company paid the agents a cash commission of $479,873 and issued 701,647 warrants (the "Agents' Warrants"). Each Agents' Warrant is exercisable to purchase one common share at a price of $1.05 on or before December 23, 2006.

                  The Company also issued 40,000 units (the "Corporate Finance Units"). Each Corporate Finance Units is comprised of one common share and one-half share purchase warrant having the same terms as the Non FT Unit.

                               HALO RESOURCES LTD.
                         (An Exploration Stage Company)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2004
                      (Unaudited - Prepared by Management)

7.       SUBSEQUENT EVENTS (continued)

         (b) On January 20, 2005, the Company issued (i) 151,834 flow-through units (the "FT Units") at a price of $0.95 per FT Unit; and (ii) 25,000 units (the "Non FT Units") at a price of $0.85 per Non FT Unit, for total gross proceeds of $165,492. Each FT Unit consisted of one common share and one-half share purchase warrant (the "FT Warrant"). Each full FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before January 20, 2006 and, thereafter, at a price of $1.50 on or before January 20, 2007. Each Non FT Unit consists of one common share and one share purchase warrant (the "Non FT Warrant"). Each full Non FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.10 on or before January 20, 2006 and, thereafter, at a price of $1.35 on or before January 20, 2007.

                  The Company paid a cash finder's fee of $16,549.

                               HALO RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2004


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at January 27, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements and the accompanying notes for the three months ended November 30, 2004 and 2003 of Halo Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a resource exploration company which was most recently engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. In 2004 the Company reorganized its corporate structure and business objectives. Effective March 1, 2004, the Company sold its remaining oil and natural gas property interest. In July 2004, the Company entered into an agreement to acquire the Duport Property, located neat Kenora, Ontario. This was followed by an option agreement in November 2004 to option a 50% interest in the Bachelor Lake Property, located in the La Sueur Township, Quebec. The Company is now considered to be an exploration stage company engaged in the acquisition and exploration of precious metals on mineral interests located in Canada. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests.

Subsequent to September 30, 2004, the Company completed private placements to raise gross proceeds of $6.6 million. Proceeds from these financings will be utilized to conduct exploration on the Duport and Bachelor Lake properties and general working capital purposes.

As of the date of this MD&A the Company is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HLO" and on the OTCBB under the symbol "HLOSF.OB". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

Duport Property, Ontario, Canada

On July 5, 2004, the Company entered into a heads of agreement (the "HOA") to acquire the Duport Property, comprising 100 mineral claims over an area of approximately 4,578 acres near Kenora, Ontario.

As of the date of this MD&A, the Company has received conditional approval from the TSXV and is working towards closing of this acquisition.

In October 2004, the Company engaged Roscoe Postle Associates Inc., ("RPA") to prepare an independent technical report (the "RPA Report") compliant with NI 43-101 on the Duport Property. The RPA Report, dated November 8, 2004, reviewed the conclusions of a feasibility report prepared in 1989 on the Duport Property and other historical estimates. The RPA Report has been filed and can be found at www.sedar.com . Although the feasibility report and historical estimates were not prepared in accordance with NI 43-101, RPA believes that work performed by previous operators have demonstrated that the Duport Property has exploration potential and recommends that future exploration programs should focus on expanding the deposit.

Following the recommendation of RPA, the Company intends to conduct a phased exploration program. Phase 1 will include a geophysical survey over previously untested areas followed by preliminary diamond drilling of anomalies and favourable geology. Five holes, totalling 1,500 metres are planned in the area north of the known deposit while three holes, 900 metres are planned to the south. Six holes, 2,190 metres are planned to test the down plunge extensions of significant intersections in previous exploration. The cost of the Phase 1 program is estimated at approximately $650,000. Contingent on the success of Phase I, Phase II would follow up significant mineralization and/or favourable stratigraphy intersected in Phase I drilling.

Bachelor Lake Property, Quebec

On November 12, 2004, the Company entered into an option agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden assigned to the Company, Wolfden's option to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. Wolfden is earning a 50% interest by funding $3 million of exploration expenditures and as at November 12, 2004 had incurred approximately $1.6 million of expenditures on the property.

Under the terms of the agreement, the Company can acquire Wolfden's option by paying, on closing, $1.25 million and issuing 800,000 units, with each unit comprising one common share and one-half warrant. Each whole warrant will entitle Wolfden to acquire an additional common share at a price of $1.50 for a period of two years. The Company will also assume from November 12, 2004, the balance of Wolfden's remaining $1.4 million of expenditure commitments under Wolfden's underlying option agreement with the vendor. Upon earning the 50% option interest, the Company will issue a further 400,000 common shares to Wolfden. If project financing is arranged and the Bachelor Lake Property achieves commercial production, the Company will pay to Wolfden a further
$250,000, issue 250,000 common shares upon 50,000 ounces of gold or gold equivalent has been produced and a 0.5% NSR. Mr. Ewan Downie, a director of the Company is also the President, Chief Executive Officer and a director of Wolfden.

The Bachelor Lake Property has excellent exploration potential as well as near term production possibilities. The Bachelor Lake mine site includes an office, a shop, a warehouse complex, a compressor room, a headframe and a 500 ton per day mill with a cyanidation plant and crusher room.

The main exploration target has been previously identified as the 1,000 feet area below level 12, the lowest extent of the previous mine operations. Mine production commenced from the upper portion of the mine in 1982 and ceased in 1989. During the latter part of mine operations, a "B" Vein was discovered on levels 11 and 12. In January 1990, a 34-hole diamond drill program, conducted by Hecla Mining Company of Canada, below level 12 yielded significant results suggesting that the mineralization there is not merely a down-dip extension of the mined out deposit, but that the deposit enters into a different structural setting at depth. Check sampling and assaying performed by Wolfden on selected intervals from this deep drilling program confirmed that the "Main" and "B" veins are richer and wider at depth than previously indicated during mining.

Management feels that the apparent vertical continuity of mineralization and increasing intensity of mineralization below level 12 suggest the potential to discover and develop significant additional resources and sees the addition of this project as an excellent fit with the Company's business plan.

The current work program is to continue with de-watering of old workings and once completed move to implement an underground drill program to test new targets at depth below the historical workings. The de-watering is expected to be completed by February 2005 and underground diamond drilling commence in April 2005.

SELECTED FINANCIAL DATA

The consolidated financial statements for the 2004 and 2003 fiscal years included the accounts of the Company and its wholly-owned subsidiaries. Effective August 31, 2004, the Board of Directors of the Company determined to abandon all of its subsidiaries and, accordingly, as of this date, the Company no longer accounts for the activities of these subsidiaries.

The consolidated financial statements for the 2003 fiscal year included the accounts of the Company and its wholly- owned subsidiaries, Trimark Resources Inc. (Trimark Inc."), Safari Petroleum, LLC ("Safari") and TMK Oil & Gas Inc. ("TMK"). During the 2003 fiscal year the Company abandoned its net investment in Trimark Inc. On August 31, 2004, the Company abandoned its investment in Safari which was inactive throughout the 2004 fiscal year, and TMK which had sold its remaining asset and became inactive.

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                             ----------   -------------------------------------------------   ------------------------------------
                             FISCAL 2005                      FISCAL 2004                                 FISCAL 2003
                             ----------   -------------------------------------------------   ------------------------------------
                              NOV. 30       AUG. 31      MAY 31       FEB. 29      NOV. 30      AUG. 31      MAY 31       FEB. 28
                                 $             $           $             $            $            $           $             $
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------


OPERATIONS:

Revenues                            443       19,930       15,723       27,169       19,220       21,257       21,840       12,645
Net income (loss)              (253,369)    (166,197)     (18,485)     (63,432)      (8,908)     (46,988)      (7,653)     (61,939)
Basic and diluted
     income (loss) per share      (0.03)       (0.03)       (0.00)       (0.02)       (0.00)       (0.02)       (0.00)       (0.02)
Dividends per share                   -            -            -            -            -            -            -            -

BALANCE SHEET:

Working capital (deficiency)      7,121      278,710      328,466      177,433       (3,595)      (2,128)    (266,267)    (269,544)
Total assets                    318,900      417,581      339,861      296,846      106,282       93,085      104,397      100,012
Total long-term liabilities           -            -            -    1,078,571    1,023,047    1,019,012      704,185      689,501

                             ----------   -------------------------------------------------   ------------------------------------

RESULTS OF OPERATIONS

During the three months ended November 30, 2004 ("2004"), the Company reported a net loss of $253,369, an increase of $244,461 from the $8,908 loss reported during the three months ended November 30, 2003 ("2003"). During 2004, the Company recorded a non-cash compensation expense of $134,096 relating to stock options granted to the Company's directors, officers and consultants. No stock options were granted during 2003.

During 2003, the Company recorded $19,200 in oil and gas revenues, comprising of $7,109 oil (192 barrels) and $12,091 gas (1,883 mcf). Production costs of $6,040 was incurred and depletion of $3,480 was recorded for 2003. Effective March 1, 2004, the Company sold its 3% interest in the West Ranch Field and with the sale of the Company's working interest in the West Ranch Field, the Company no longer holds any oil and gas interests.

General and administrative costs increased in 2004 by $99,143, from $20,573 in 2003 to $119,716 in 2004 as follows:

                                                       2004            2003
                                                         $               $

Accounting and administration                            19,300          19,038
Consulting fees                                           4,000               -
Filing fees and transfer agent                            4,010             563
Foreign exchange                                         11,287             543
Investment conferences, website and internet costs       26,281               -
Legal                                                     5,725             329
Office and general                                        6,967             100

                                                       2004            2003
                                                         $               $

Office rent                                               7,105               -
Salaries and benefits                                    16,086               -
Shareholder communications                               11,468               -
Travel and related costs                                  7,487               -
                                                   ------------    ------------
                                                        119,716          20,573
                                                   ============    ============

General  and  administration   expenses  increased  in  2004  due  to  increased
activities relating to the Company's property acquisitions and increased shareholder communications and investor relations activities. Significant expenditures in 2004 included $5,725 for legal costs incurred for the continuance of the Company's domicile from the Yukon Territory to British Columbia and preparation of the Company's information circular and regulatory filings, $4,010 for transfer agent and regulatory filings for the Company's Annual General Meeting and various filings, $4,000 for consulting services in assistance for corporate awareness, $11,468 for shareholder communications costs, $26,281 for attendance and presentations at investments conferences in San Francisco and Manitoba, website designs and maintenance costs, $7,487 for travel costs, $6,967 for office and miscellaneous, and $16,086 for salaries and benefits. In July 2004, the Company also rented additional office space to accommodate its Vice President of Corporate Development, Mr. Marc Cernovitch . Office rent for 2004 reflects the costs for the additional space and costs associated. Included in general and administration expenses was $19,300 charged by Chase Management Ltd. ("Chase"), a private company owned by the President of the Company. Chase is currently paid a base amount of $5,000 per month, of which $3,000 relates to bookkeeping, accounting, administration and corporate filing services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 related to Mr. DeMare's services as the President of the Company. General and administration costs in 2003 were minimal due to the Company's limited finances and activities.

During 2003, the Company recorded interest expense of $14,525 associated with advances which were outstanding. These advances were settled in the 2004 fiscal year. Accordingly, there is no interest expense in 2004.

As of November 30, 2004, the Company had incurred $188,867 for staking, due diligence, professional, regulatory filings and legal costs pertaining to the purchase of the Duport Property and $6,855 for regulatory filings and legal costs relating to the acquisition of the Bachelor Lake Property.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due.

Subsequent to November 30, 2004, the Company completed private placement financings of $6.6 million gross proceeds. On finalization and closing of the property agreements the Company will proceed to make payment of the initial $1.25 million option payment on the Bachelor Lake Property, conduct the Phase 1 exploration program on the Duport Property, estimated at $650,000 and de-watering of the old workings and an underground drill program on the Bachelor Lake Property, estimated at $3.2 million. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year.
However, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. If needed, the Company would be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions other than those described under "Exploration Properties" in the MD&A and Note 3 to the November 30, 2004 interim consolidated financials statements.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the August 31, 2004 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company had no changes in accounting polices for the three months ended November 30, 2004.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended November 30, 2004, the Company was charged $19,300 (2003 - $19,038) for management, professional, accounting and administrative services provided by a company controlled by an officer of the Company. As at November 30, 2004, accounts payable and accrued liabilities include $11,093 due to these related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

INVESTOR RELATIONS ACTIVITIES

During the three months ended November 30, 2004, the Company did not engage any outside consultants to provide investor relations activities. The Company paid $4,000 consulting fees for assistance in providing corporate awareness. All investor relations activities are performed by Marc Cernovitch, the Company's Vice-President of Corporate Development.

The Company maintains a web site at www.halores.com .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at November 30, 2004, there were 9,443,859 issued and outstanding common shares. As at November 30, 2004, there were 860,000 stock options outstanding and 560,000 exercisable at an exercise price ranging from $0.60 to $0.85 per share. In addition, there were 5,647,000 warrants outstanding with exercise prices ranging from $0.20 and $0.40 per share.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, NICK DEMARE, a Director and President of HALO RESOURCES LTD. and performing similar functions to that of a Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of HALO RESOURCES LTD. for the interim period ending November 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    January 28, 2005


         /s/ Nick DeMare
         ----------------------
         Nick DeMare
         President & Director

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, NICK DEMARE, a Director and President of HALO RESOURCES LTD. and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of HALO RESOURCES LTD. for the interim period ending November 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    January 28, 2005


         /s/ Nick DeMare
         --------------------
         Nick DeMare
         Director & President